Note 8.  Business Segment
      (in thousands)

                                       1994            1993           1992
Construction products and services

  Net sale                          $23,467         $14,555        $15,875

  Operating profit                    2,715           1,144            863

  Add (deduct)
   Equity in First Indiana Corp       2,616           3,614          3,080
   Other income                         146              95             93

  Interest expense                     (438)           (511)          (467)

  General corporate expenses           (907)           (711)          (825)

                                  ----------       ---------     ----------
Income from continuing operations
  before income tax                   4,132           3,631          2,744
                                   =========       =========      =========

Identifiable assets
  Construction products             $11,834         $11,351        $10,315

  Investment in First Indiana Corp.  24,265          21,873         18,731

  Discontinued operations               ---             ---            ---

  Corporate assets                    3,705           1,771          1,603

                                  ----------     -----------     ----------
Total assets                        $39,804         $34,995        $30,649
                                 ===========     ===========    ===========
Depreciation and amortization
  Construction products           $     670        $    526       $    521

  Corporate assets                       15              15             16
                                   ---------       ---------       ---------
  Continuing operations                 685             541            537

  Discontinued operations               ---             ---            182
                                   ---------       ---------      ---------
Total depreciation/amortization   $     685        $    541       $    719
                                   =========       =========      =========
Capital expenditures:
  Construction products            $  1,250        $  1,222        $   302

  Discontinued operations              ---               ---            11
                                  ----------      ----------     ----------
                                   $  1,250        $  1,222        $   313
There were no intersegment sales. ==========      ==========     ==========

Note 9.  Income Taxes

Total income tax expense (benefit) for the three years ended December 31, 1994 was allocated as follows:

                                              Year Ended December 31,
                                       1994            1993           1992

Income from continuing operations $1,608,000     $ 1,437,000    $ 1,087,000

Discontinued operations                 ---             ---        (674,000)

Retained earnings for equity in other
  in other capital changes of First
  Indiana Corporation                 (9,000)         18,000       (285,000)

                                   ---------      ----------     ----------
                                  $1,599,000     $ 1,455,000    $   128,000
                                  ==========      ==========     ==========

Income tax expense attributable to income from continuing operations consist

                                   Current        Deferred        Total
Year ended December 31, 1994:
  Federal                         $ 273,000     $   997,000     $1,270,000
  State and local                    70,000         268,000        338,000
                                   ---------       ---------     ----------
                                  $ 343,000      $1,265,000     $1,608,000
                                   =========       =========     ==========
Year ended December 31, 1993:
  Federal                          $    ---      $1,135,000     $1,135,000
  State and local                       ---         302,000        302,000
                                    --------      ----------     ----------
                                   $             $1,437,000     $1,437,000
                                    ========      ==========     ==========
Year ended December 31, 1992:
  Federal                        $  (99,000)    $   953,000    $   854,000
  State and local                   (26,000)        259,000        233,000
                                   ---------      ----------     ----------
                                  $(125,000)     $1,212,000     $1,087,000
                                    ========      ==========     ==========

Income tax expense attributable to income from continuing operations was $1,608,000, $1,437,000, and $1,087,000 for the years ended December 31,
 1994, 1993, and 1992, respectively, and differed from the amounts computed by applying the federal income tax rate of 34% to pretax income from continuing operations as a result of the following:

                                          Year Ended December 31,
                                       1994           1993            1992

Federal income tax at             $1,405,000      $1,235,000      $ 933,000
  statutory rate of 34%
Add (deduct) tax effect of:
     State and local income taxes,
  net of federal income tax          204,000         199,000        154,000
Other                                 (1,000)          3,000            ---
                                   ----------     ----------     ----------
                                  $1,608,000      $1,437,000     $1,087,000
                                   ==========     ==========     ==========

The Company made income tax payments to state and local governments of $24,000 during 1994 and received income tax refunds (net of payments made) of $33,000 and $592,000 for the years ended December 31, 1993 and 1992, respectively. See Note 5 for discussion of income taxes related to First Indiana Corporation.

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability at December 31, 1994 and 1993 are presented below:

                                                     December 31,
Deferred tax assets:                                 1994       1993

     Compensated absences (principally vacation earned)
    accrued for financial reporting purposes      $ 72,000   $ 65,000
  Pension benefits accrued for financial
   repoprting purposes                             104,000     57,000
Net operating loss carryforwards                   234,000  1,005,000
  Other                                            105,000     33,000
  Less valuation reserve                          (234,000)  (593,000)
                                                 ---------   ---------
     Total deferred assets                       $ 281,000  $ 567,000
                                                ==========  ==========
Deferred tax liabilities:
  Investment in First Indiana Corporation        3,949,000  2,972,000
  Plant and equipment                              640,000    678,000

  Contracts in progress - unbilled                  97,000     57,000
                                                ----------  ---------
     Total deferred liabilities                  4,686,000  3,707,000
                                                 ---------   --------
Net deferred tax liability                       4,405,000  3,140,000
                                                ==========  ==========

At December 31, 1994 and 1993, the Company had net operating loss carryforwards for federal income tax purposes of $593,000 and $2,544,000, respectively, which are available to offset future federal taxable income through 2008.


Note 10.  Stock Incentive Plans

Stock Options
The Company's 1986 and 1991 Stock Incentive Plans provide for granting of stock options to officers and other key employees at the quoted market value of the Company's common stock on the date of the grant. The terms and conditions of both the 1986 and 1991 Plans are identical. Options are exercisable during a period of two to five years after the date of grant, and expire five years from the date of grant. The 1986 Plan authorized 93,750 shares for granting options, and the 1991 Plan authorized 100,000 shares for granting options, with or without stock appreciation rights.

The Company also maintains a 1991 Director Stock Option Plan, which authorized 50,000 shares. The plan provides for the granting of stock options to non-employee directors of the Company. Grants issued are non-qualified stock options, which do not afford favorable tax treatment to recipients and which normally result in tax deductions to the Company. Options are granted annually at the time of the annual meeting of the shareholders, at the quoted market price on that date. The plan allows no more than the grant of 10,000 shares annually. Director options have a term of five years and are exercisable at any time during that term. The following summary reflects changes in the options outstanding during the three years ended December 31, 1994.

                       Officers & Key
                          Employees        Directors       Price Range
                              Plans             Plan         Per Share

Balance at January 1, 1992     74,850          6,000     $6.25 - $17.00
     Options granted           25,000          6,000     $6.625 - $7.50
     Options expired          (25,000)           ---     $6.25 - $17.00
Balance at December 31, 1992   74,850         12,000     $6.25 - $17.00
     Options granted           22,600          5,000     $9.125 - $9.25
     Options expired           (3,400)        (2,000)    $6.50 - $9.375
Balance at December 31, 1993   94,050         15,000     $6.25 - $17.00
     Options granted           23,600          4,000   $11.875 - $13.00
     Options expired              ---         (3,000)     $6.50 - $9.25
     Options exercised        (22,900)           ---     $6.25 - $6.625
Balance at December 31, 1994   94,750         16,000     $6.25 - $17.00

Outstanding option shares at December 31, 1994, by exercise price per share, were as follows:

                         Officers & Key
         Price Per          Employees       Directors
           Share            Plans             Plan

           $ 6.25             9,450            ---
            6.50             17,100          4,000
            6.625             9,700            ---
            7.2875            6,500            ---
            7.50                ---          4,000
            9.125            22,600            ---
            9.25                ---          4,000
            9.375             2,800            ---
           11.875             ---            4,000
           13.00             23,600            ---
           17.00              3,000            ---
                            -------         --------
                             94,750         16,000
                            =======         ========

Stock Grants
The Company's 1986 and 1991 Stock Incentive Plans also provide for the issuance of stock grants to key individuals for achievement of specific results over a three-year period. On April 1, 1994, the Company awarded 10,000 shares of stock to each of two executive officers. These shares are subject to recall by the Company in the event that certain specific employment and performance objectives are not met by March 31, 1997. The Company has charged expense for $62,000 during 1994 in connection with these grants.

Reserved for future stock options and stock grants at December 31, 1994 are 56,000 shares under the Officers and Key Employees Plans and 34,000 shares under the Directors Stock Option Plan.

Note 11.  Retirement Plans

The Company maintains a non-contributory, defined benefit pension plan covering non-bargaining unit employees and also made contributions during the last three fiscal years to collectively bargained, multi-employer pension plans in accordance with the provisions of negotiated labor contracts.

Net periodic pension expense for the plan covering non-bargaining unit employees consists of the following:

                                            Year Ended December 31,

Service cost benefits earned
  during the year                     153,000        143,000     157,000
Interest cost on projected
  benefit obligations                 303,000        298,000     263,000
Return on plan asssets                 40,000        (95,000)   (326,000)
Net amortization and deferral        (375,000)      (254,000)    (26,000)
                                     --------       --------    --------
   Net pension costs                  121,000         92,000      68,000
                                     ========       ========    ========


The funded status of the plan and the amounts reflected in the accompanying consolidated balance sheets are as follows:

                                                                  December 31,
                                                                1994         1993

Vested benefit obligation                                   $ 2,913,000 $ 2,872,000
Non-vested benefit obligation                                   155,000     231,000
Accumulated benefit obligation                                3,068,000   3,103,000
Effect of future salary increases and other events            1,085,000   1,206,000
Projected benefit obligation                                  4,153,000   4,309,000
Fair value of plan assets                                     3,800,000   4,027,000
Projected benefit obligations in excess of plan assets          353,000     282,000
Unrecognized net experience (gain) loss                        (328,000)    (37,000)
Unrecognized net transition asset*                              241,000    (100,000)
                                                              ---------    ---------
Accrued pension cost                                          $ 266,000   $ 145,000
                                                              =========   =========

* Amortized over 18 years

The projected benefit obligations were determined using an assumed discount rate of 8.0% for the year ended December 31, 1994 and 7.5% for the year ended December 31, 1993. The effect of this change in discount rate was to decrease the projected benefit obligation $272,000 at December 31, 1994. The 7.5% rate used during 1993 was a decrease from 8.0% in 1992, and the effect of this change was to increase the projected benefit obligations $303,000. Both years assumed a long-term salary increase of 6% compounded annually, and a long-term rate of return on plan assets of 8%. Plan assets consist primarily of U. S. government agency obligations and exchange listed stocks and bonds.

The Company has contracts with certain employees represented by labor unions, that require contributions to multi-employer pension plans. Contributions made to these multi-employer pension plans are based on the number of hours/weeks worked. Information from the plans' administrators is not available to permit the Company to determine its share of unfunded vested benefits. The amounts contributed for the years ended December 31, 1994, 1993, and 1992 for continuing operations were $156,000, $129,000, and $139,000, respectively.

The Company also sponsors a 401(k) Savings Plan, which is qualified for tax-deferred employee contributions under the Internal Revenue Code. The plan was initiated in 1988, and is a defined contribution plan, administered by an independent trustee. All non-bargaining unit employees are eligible for participation in the plan after meeting minimal time-in-service requirements. From 1988 through June 30, 1992, the Company matched employee contributions to the plan at the rate of 50%, to a maximum of 3% of the employee's base salary or wages. Beginning July 1, 1992, the Company matches employee contributions at the rate of 25%, to a maximum of 3% of the employee's base salary or wages. The Company's matching contribution is made in the form of shares of the Company's common stock, valued at fair market price at the time of the contribution, which is charged to operating expenses. The cost of matching contributions charged to operating expenses and the number of shares used were $16,000 and 1,311 shares, $10,000 and 994 shares, and $23,000 and
4,002 shares for the years ended December 31, 1994, 1993, and 1992, respectively.

Note 12.  Major Customers

1994 net sales included net sales to an Indianapolis based developer that amounted to 12% of total sales, including a shopping center parking garage project that amounted to 10% of net sales. Sales to another Indianapolis based developer amounted to 10% of total sales.

1993 net sales included net sales to an Indianapolis developer that amounted to 26% of total sales, including a shopping mall parking garage project that amounted to 15% of net sales.

1992 net sales included net sales for construction of a sports stadium at the University of Illinois that amounted to 25% of total sales during 1992. Products and services provided for construction of a parking structure at an Indianapolis hospital amounted to 14% of total sales.

Note 13.  Subsequent Event

On February 20, 1995, the Company entered into an agreement with Fabcon, Incorporated for the sale of two of its three prestressed concrete manufacturing facilities and the business associated with the product lines manufactured by those facilities. The agreement calls for a selling price of $5,000,000 for the property, plant and equipment plus a yet to be determined amount for the carrying value of inventories and contracts in progress - unbilled, accounts receivable, and other related current assets. The Company estimates that it will report a before income taxes gain from the sale of assets in the second quarter of 1995 of approximately $2,000,000 as a result of this sale. The sale is subject to approval of the shareholders of The Somerset Group, Inc.

Note 14.  Commitments and Contingencies

The Company, in the normal course of business, is involved in various claims and contingencies. After taking into consideration legal counsel's evaluation and the extent of insurance coverage, management is of the opinion that the outcome of claims and contingencies will not result in any ultimate liability material to the consolidated financial statements.